UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2021

Azul Announces Outlook for 2021 and 2022

São Paulo, May 6th, 2021 - Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and departures, announces today its expected results for cargo revenue and immediate liquidity as of December 2021, and EBITDA for 2022.

While we are closely monitoring the impact of COVID-19 on our 2021 and 2022 results and the challenges continue, Brazil has significantly ramped up its vaccine efforts, we remain confident in our recovery path.

Based on the best information available, we describe our expected results, as follows:

1)	Azul expects to double Azul Cargo revenue by the end of 2021, compared to 2019, reaching around R$1.0 billion in revenues.

Azul has the largest domestic network, combined with the most flexible fleet to serve all Brazil and the engines to drive logistics growth. Azul provides a unique and vast array of logistics air services for all customers, in a short delivery times at competitive prices. As a result, we expect to double our revenue in 2021, compared to 2019, specially driven by the e-commerce growth in Brazil.

2)	Azul expects to end 2021 with immediate liquidity, including cash and cash equivalents, short-term investments and accounts receivable at approximately R$3.0 billion, keeping the same levels as of March 2021.

While the pandemic challenges continue, Brazil has significantly ramped up its vaccine efforts, now averaging one million doses applied per day. According to our estimates, we expect an increase in demand by the second semester of 2021, generating cash for the operation to be offset by cash outflows to support the operations and investing on the recovery. These premises will allow Azul to keep the same level of immediate liquidity, remaining strong to face the pent-up demand in the upcoming quarters.

3)	We estimate 2022 EBITDA to surpass the EBITDA generated in 2019 (R$3.6 billion).

While domestic demand recovery will continue during 2022 main driven by corporate business travel coming back, we also expect a recovery in the international demand, as a result of the re-opening of the cross-borders around the world, generating more passenger revenue. Combined with the increase in our cargo business year over year and all initiatives to reduce cost, we expect to generate more EBITDA than 2019.

These preliminary estimates exclude non-recurring events and additional impacts from the pandemic.

Expected Results
Cargo revenue – FY2021	~R$1 billion
Immediate liquidity – 4Q21	>R$3 billion
EBITDA – FY2022	>R$3.6 billion

Material Fact May | 2021

About Azul

A Azul S.A. (B3: AZUL4, NYSE: AZUL) é a maior companhia aérea do Brasil em número de voos e cidades atendidas, tendo aproximadamente 700 voos diários, para mais de 110 destinos. Com uma frota operacional de aproximadamente 150 aeronaves e mais de 12.400 funcionários, a Companhia possui mais de 200 rotas. Em 2020, a Azul conquistou o prêmio de melhor companhia aérea do mundo pelo TripAdvisor Travelers' Choice, sendo a única empresa brasileira a receber este reconhecimento. Para mais informações, visite

www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 6, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer